Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

September 10, 2018

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Schedule 14A for Ultimus Managers Trust (the “Trust”), on behalf of its series, Blue Current Global Dividend Fund (the “Fund”) (File Nos. 811-22680)

Dear Alison White:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which you provided orally on September 5, 2018. These comments relate to the Trust’s preliminary proxy statement on Schedule 14A, filed on August 31, 2018 (Accession No. 0001398344-18-012984). For your convenience, the staff’s comments are set out below in italics, and each comment is followed by the Trust’s response.

RESPONSE LETTER

1.	Supplementally, please confirm whether the entity noted as being responsible for bearing the costs of the proxy and shareholder meeting has provided oral or written assurances that it will bear those costs.

Response: Edge Capital Group, LLC has provided both oral assurances, and written confirmation via email, that it will bear the costs of the proxy and shareholder meeting.

2.	Supplementally, please confirm that Edge Capital Group, LLC does not act as an investment adviser with respect to any other fund having a similar investment objective to the Fund, pursuant to Item 22(c)(10) of Schedule 14A.

Response: Edge Capital Group, LLC does not act as an investment adviser with respect to any other fund having a similar investment objective to the Fund.

Thank you for your comments. Please contact me at (513) 869-4327 if you have any questions.

Sincerely,

Matthew J. Beck
Secretary

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